EXCEED COMPANY LIMITED

FOURTH QUARTER AND FULL YEAR 2012 FINANCIAL RESULTS

Fujian, China, March 27, 2013 – Exceed Company Ltd. (NASDAQ: EDS) (“Exceed” or the “Company”), the owner and operator of the “Xidelong” brand and one of the leading domestic sportswear brands in China, today released its financial results for the fourth quarter and full year ended December 31, 2012.

Financial Highlights – Fourth Quarter ended December 31, 2012 (unaudited)(1)

•	Revenue was RMB373.7 million (US$60.0 million), representing a 48.8% year-over-year decrease.
•	Gross profit was RMB101.9 million (US$16.4 million), representing a 52.8% year-over-year decrease. Gross margin decreased from 29.6% for the same period in the 2011 to 27.3%.
•	Operating profit was RMB13.3 million (US$2.1 million), representing an 83.6% year-over-year decrease.
•	Net profit was RMB10.6 million (US$1.7 million), representing a 75.0% year-over-year decrease.

Financial Highlights – Full Year ended December 31, 2012 (audited)(1)

•	Revenue was RMB2,383.5 million (US$382.6 million), representing a 27.5% year-over-year decrease.
•	Gross profit was RMB675.7 million (US$108.5 million), representing a 31.9% year-over-year decrease. Gross margin decreased from 30.2% for 2011 to 28.3% for 2012.
•	Operating profit was RMB231.8 million (US$37.2 million), representing a 53.5% year-over-year decrease.
•	Net profit was RMB198.9 million (US$31.9 million), representing a 57.7% year-over-year decrease.

Shuipan Lin, Exceed’s founder, Chairman and CEO, commented, “2012 proved to be a challenging year for Exceed and the Chinese sportswear industry in general, as on-going global macroeconomic uncertainties and tepid domestic economic growth significantly impacted consumer demand across our product categories. To effectively manage our business through this cyclical downturn, we have proactively executed a number of tactical and strategic initiatives which we believe have mitigated the impact of the market downturn. For example, we have actively engaged our distributors and authorized third party retailers to manage the level of wholesale orders that are placed with us but not yet manufactured, while scaling back production and delivery activities. Through these initiatives, we are seeking to effectively align inventory levels with consumer demand to minimize the volume of off-season inventory in our distribution network. Although this strategy has negatively impacted our revenue in the near-term , we believe it will help to strengthen our competitive positioning over the mid- to long-term and allow us to maintain our pricing power. By combining this strategy with our strategy of focusing on marketing, promotions and new product developments, we believe that we have successfully maintained our customer appeal, which would enable the Company to gain market share once consumer demand picks up.”

(1) The Company’s reporting currency is Renminbi (“RMB”). RMB numbers included in this press release have been translated into U.S. dollars at the rate of US$1.00 = RMB6.2301, the exchange rate refers to the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve~~,~~ on December 31, 2012. The translation of amounts from RMB to U.S. dollars is solely for the convenience of the reader. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on December 31, 2012.

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“While we have not been immune to the recent market downturn, we believe that the Company remains fundamentally strong, and the Chinese sportswear industry continues to present significant long-term growth opportunities. Our brand image and product lines resonate with young and value-conscious shoppers looking for fashionable and functional sportswear products at reasonable prices, helping us to remain a leader in our target market segment. We have maintained profitability throughout the market downturn, and continue to have significant financial resources at hand. We expect market conditions to remain challenging through the first half of 2013, and as a result, we will continue our current approach towards production and delivery. In addition, we will remain focused on maintaining our lean operating structure by effectively managing costs and on continuing to strengthen brand awareness. We believe that these measures will allow us to maintain a competitive position in this difficult market environment and place the company in a favorable position to grow over the long-term.”

Unaudited Fourth Quarter and Audited Fiscal Year 2012 Financial Results

Revenue breakdown

	Quarter Ended
	Dec 31, 2012 US$’000	Dec 31, 2012 RMB’000	% of Revenue	Dec 31, 2011 RMB’000	% of Revenue	Fourth Quarter YoY Growth
Footwear	31,096	193,731	51.8%	363,445	49.8%	(46.7%)
Apparel	27,780	173,075	46.3%	355,945	48.8%	(51.4%)
Accessories	1,113	6,932	1.9%	10,550	1.4%	(34.3%)
Total	59,989	373,738	100.0%	729,940	100.0%	(48.8%)
	Year Ended
	Dec 31, 2012 US$’000	Dec 31, 2012 RMB’000	% of Revenue	Dec 31, 2011 RMB’000	% of Revenue	Fiscal Year YoY Growth
Footwear	183,760	1,144,843	48.0%	1,514,096	46.0%	(24.4%)
Apparel	192,322	1,198,186	50.3%	1,731,482	52.7%	(30.8%)
Accessories	6,499	40,487	1.7%	42,983	1.3%	(5.8%)
Total	382,581	2,383,516	100.0%	3,288,561	100.0%	(27.5%)

Revenue. The global macroeconomic environment had remained uncertain throughout 2012, which had an adverse impact on the domestic Chinese economy and sportswear industry. In addition, initial forecasts for sports product demand for 2012 proved to be overly optimistic, leading to an industry-wide build up of inventory levels. In response, most sportswear brands aggressively cleared their excess inventory during the period. In light of the impact that the market downturn has had on the Chinese sportswear industry and Exceed specifically in 2012, and in an effort to maintain our competitive position, pricing power and to manage inventory levels and the efficiency of our distribution network, we enacted a number of strategic initiatives throughout the year. Among others, we actively engaged our distributors and authorized third party retailers to manage the level of wholesale orders placed with us but not yet manufactured. And, in anticipation of weaker consumer demand, we trimmed our production and delivery activities to prevent an inventory buildup at our distributors. As a result, revenue for the fourth quarter of 2012 was RMB373.7 million (US$60.0 million), a 48.8% decrease from RMB729.9 million for the same period in 2011. Revenue decreased by 27.5%, from RMB3,288.6 million for 2011 to RMB2,383.5 million (US$382.6 million) for 2012. The year-over-year decrease in revenue was primarily due to a decrease in the volume of products produced and delivered to distributors.

●	Footwear. Footwear accounted for 51.8% and 48.0% of revenue for the fourth quarter and for the full year of 2012, respectively, and principally includes nine categories of footwear: running footwear, leisure footwear, basketball footwear, skateboarding footwear, canvas footwear, tennis footwear, outdoor footwear, vintage design footwear and cross-training footwear. A portion of our footwear production is outsourced.

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Revenue from footwear decreased by 24.4%, from RMB1,514.1 million for 2011 to RMB1,144.8 million (US$183.8 million) for 2012, primarily due to a 27.0% decrease in sales volume, which was partially offset by a 3.6% increase in the average selling price (“ASP”). The increase in ASP was mainly attributable to the improvement of the design and quality of certain of our footwear products lines to better align with consumer demand. Furthermore, our continuous marketing and brand promotion efforts also contributed to the increase in the ASP of our footwear products.

Revenue from footwear was RMB193.7 million (US$31.1 million) for the fourth quarter of 2012, a decrease of 46.7% from RMB363.4 million for the same period in 2011.

●	Apparel. Sports apparel accounted for 46.3% and 50.3% of revenue for the fourth quarter and for full year of 2012, respectively, and principally includes sports tops, sports pants, jackets and track suits. Our apparel production is entirely outsourced.

Revenue from apparel decreased by 30.8%, from RMB1,731.5 million for 2011 to RMB1,198.2 million (US$192.3 million) for 2012. This decrease was primarily due to a 26.3% decrease in sales volume and a 6.1% decrease in ASP. The decrease in ASP was mainly due to the increase in the sales of lower priced spring/summer collection apparel as a percentage of total apparel sales. For 2012, lower priced spring/summer collection apparel accounted for 51.3% of the total apparel sales, compared with 43.8% for 2011. To a lesser extent, the decrease in ASP was also attributable to the introduction of a range of popular priced apparel products to target the mass market and to better align with customer preferences.

Revenue from apparel was RMB173.1 million (US$27.8 million) for the fourth quarter of 2012, a decrease of 51.4%, from RMB355.9 million for the same period in 2011.

●	Accessories. Accessories accounted for 1.9% and 1.7% of revenue for the fourth quarter and full year of 2012, respectively, and principally include sports caps, sports socks, bags and backpacks. Our accessories production is entirely outsourced.

Revenue from accessories decreased by 5.8%, from RMB43.0 million for 2011 to RMB40.5 million (US$6.5 million) for 2012. Revenue from accessories was RMB6.9 million (US$1.1 million) for the fourth quarter of 2012, a decrease of 34.3%, from RMB10.6 million for the same period in 2011. The decreases for the fourth quarter and for the full year of 2012 were primarily caused by the decline in overall sales of the other main products.

Gross profit and Gross profit margin. Gross profit for 2012 decreased by 31.9% to RMB675.7 million (US$108.5 million) from RMB992.3 million for 2011, primarily as a result of the decrease in revenue. Overall gross profit margin for 2012 decreased to 28.3% from 30.2% for 2011, primarily as a result of the increase in outsourcing cost, which was largely attributable to the increasing costs of raw materials and labor of upstream manufacturers. We will continue our efforts to maintain our gross margin by balancing product pricing and production cost moving forward.

Gross profit for the fourth quarter of 2012 decreased by 52.8% to RMB101.9 million (US$16.4 million) from RMB215.7 million for the same period for 2011. Gross profit margin decreased to 27.3% from 29.6% for the same period for 2011.

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Other income and gains. Other income and gains increased by 2.6% to RMB3.9 million (US$0.6 million) for the fourth quarter of 2012 from RMB3.8 million for the same period in 2011. Other income and gains increased by 7.4% to RMB15.9 million (US$2.6 million) for 2012 from RMB14.8 million for 2011.

The increase in other income and gains for 2012 was mainly attributable to an increase in interest income, which was derived from short-term time deposits, with an average outstanding balance of RMB400.0 million (US$63.6 million) in 2012, bearing interest ranging from 2.85% to 3.10% per annum. The increase was primarily due to the increase in the average interest rate for our short-term time deposits.

Operating expenses. Total operating expenses for the fourth quarter of 2012 was RMB92.5 million (US$14.9 million), a decrease of 33.3% from RMB138.6 million for the same period for 2011. Total operating expenses for 2012 was RMB459.8 million (US$73.8 million), a decrease of 9.6% from RMB508.8 million for 2011.

Selling and distribution costs. Selling and distribution costs for the fourth quarter of 2012 were RMB67.7 million (US$10.9 million), a decrease of 34.1% from RMB102.8 million for the same period for 2011. Selling and distribution costs for 2012 were RMB347.7 million (US$55.8 million), a decrease of 8.0%, from RMB377.9 million for 2011.

The decrease in selling and distribution costs for the fourth quarter and full year was mainly due to a decrease in advertising and promotional expenses, salaries of marketing personnel, travelling and entertainment expenses. Advertising and promotional expenses decreased from RMB352.4 million for 2011 to RMB328.4 million (US$52.7 million) for 2012, primarily because fewer Xidelong retail selling locations were opened during 2012. During 2012, 188 new Xidelong retail selling locations were opened and over 900 existing Xidelong retail selling locations were renovated either by our distributors or by third-party retailers, some of which received renovation subsidies from Exceed in the form of standardized promotional materials and store displays. In contrast, in 2011, 585 new Xidelong retail selling locations were opened and over 400 existing Xidelong retail selling locations were renovated. We continued to invest resources in marketing and advertising to build our brand recognition, enhance market penetration, and maintain unique store images. In 2012, our advertising and promotional activities continued to focus on events relating to the Nationwide “Fitness for All” Sports Campaign organized by China’s General Administration of Sport, the government agency responsible for sports activities in China, and we continued our engagement of By2 as our official product spokespersons. Furthermore, the decrease in salaries of marketing personnel was primarily due to the decrease in the number of staff. The decrease in selling and distribution costs reflects the effect of the Company’s cost-cutting initiatives, which resulted in a decrease in travelling and entertainment expenses.

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Administrative expenses. Administrative expenses for the fourth quarter of 2012 was RMB14.9 million (US$2.4 million), a decrease of 20.7% from RMB18.8 million for the same period in 2011. Administrative expenses for 2012 was RMB67.9 million (US$10.9 million), a decrease of 11.9% from RMB77.1 million for 2011.

The decrease of administrative expenses for the fourth quarter and the full year was primarily due to decreases in Urban Maintenance and Construction (“UMC Tax”), Educational Surcharge, Local Educational Surcharge, salaries of administrative staff, rental expenses and employee share-based payment. Such decreases, however, were partially offset by an increase in professional fees and consultancy fees. Other taxes, including UMC Tax, Educational Surcharge, Local Educational Surcharge, etc., decreased from RMB23.1 million for 2011 to RMB16.9 million (US$2.7 million) for 2012, primarily because of the decline in revenue. Rental expenses decreased from RMB3.7 million for 2011 to RMB1.3 million (US$0.2 million) for 2012 mainly due to the reduction in size of the Company’s Beijing office.

Research and development expenses. Research and development expenses for the fourth quarter of 2012 were RMB10.0 million (US$1.6 million), a decrease of 41.5% from RMB17.1 million for the same period in 2011. Research and development expenses for 2012 was RMB44.2 million (US$7.1 million), a decrease of 18.0% from RMB53.9 million for 2011.

The decrease in research and development expenses for the fourth quarter and full year was primarily due to improved efforts to increase the efficiency of our research and development activities and the effect of our cost-cutting initiatives.

Finance costs. Finance costs for the fourth quarter of 2012 were RMB0.3 million (US$40,000), an increase of 200.0% from RMB0.1 million for the same period in 2011. The increase was mainly due to an increase in the average outstanding balance of our short-term bank borrowings for the fourth quarter.

Finance costs for 2012 were RMB0.6 million (US$0.1 million), a decrease of 33.3% from RMB0.9 million for 2011, primarily due to the decrease in the average outstanding balance of our short-term bank borrowings for 2012 and the decrease in the average interest rate for our short-term bank borrowings.

Gain/(loss) from change in fair value of contingent share liability. No such item was charged for 2012 as all the escrow and earn-out shares were released to the former shareholders of Windrace International Company Limited (“Windrace”). However, the change in the fair value of contingent share liability recorded a loss of RMB27.2 million for the fourth quarter of 2011, and a gain of RMB38.6 million for the full year of 2011. The gain reflected the decrease in the fair value of the conditional obligation to release and issue shares to the former shareholders of Windrace, the acquiree of the business combination, as part of the reverse recapitalization transaction effective on October 21, 2009.

Profit before tax. As a result of the foregoing, profit before tax for the fourth quarter of 2012 was RMB13.0 million (US$2.1 million), a decrease of 75.7% from RMB53.6 million for the same period in 2011. Profit before tax for 2012 was RMB231.2 million (US$37.1 million), a decrease of 56.9% from RMB536.0 million for 2011.

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Tax. Tax expenses for the fourth quarter of 2012 were RMB2.4 million (US$0.4 million), compared to RMB11.1 million for the same period for 2011. The effective tax rates for the fourth quarter of 2012 and 2011 were 18.5% and 20.7%, respectively.

Tax expenses decreased by 51.1% from RMB65.9 million for 2011 to RMB32.2 million (US$5.2 million) for 2012 primarily due to the decrease in profit before tax by 56.9% from RMB536.0 million in 2011 to RMB231.2 million (US$37.1 million) in 2012. Xidelong (China) Co. Ltd. is entitled to a 50% reduction in the PRC corporate income tax until December 31, 2012, after which it will be subject to the standard tax rate of 25%. The effective tax rate for 2012 and 2011 were 13.9% and 12.3%, respectively.

Profit. As a result of the above factors, profit for the fourth quarter of 2012 was RMB10.6 million (US$1.7 million), a decrease of 75.0% from RMB42.4 million for the same period for 2011. Profit for 2012 was RMB198.9 million (US$31.9 million), a decrease of 57.7% from RMB470.1 million for 2011.

Balance Sheet

Inventory. The average inventory turnover days for the fourth quarter of 2012 and 2011 were 7 days and 8 days, respectively. The average inventory turnover days for 2012 and 2011 were 5 days and 6 days, respectively. The average inventory turnover days and inventory to revenue ratio remained relatively stable as a result of our effective production planning, procurement control and logistics management.

Trade receivables. The average trade receivables turnover days for the fourth quarter of 2012 and 2011 were 274 days and 93 days, respectively. The average trade receivables turnover days for 2012 and 2011 were 137 days and 73 days, respectively. The unfavourable market conditions have lengthened the time required for our distributors to settle their invoices. As a result, we have been closely monitoring trade receivable balances that are overdue by 30 days or more by taking into account, among others, the ability and intent of the distributor to settle the outstanding balance. We, however, do not make any provision for the overdue balance if (1) we have ongoing trading relationship with the distributor; (2) we have received payments on other invoices from the distributor; and (3) we do not have on-going disputes on the amount overdue with the distributor.

Trade payables. The average trade payables turnover days for the fourth quarter of 2012 and 2011 were 9 days and 17 days, respectively. The average trade payables turnover days for 2012 and 2011 were 7 days and 14 days, respectively. Average trade payables turnover days decreased as a result of our decision to opt for the bulk purchase discounts offered by our suppliers and manufacturers in exchange for quicker payment for raw materials and finished products.

Cash and cash equivalents. Cash and cash equivalents decreased to RMB637.2 million (US$102.3 million) as of December 31, 2012 from RMB693.7 million as of September 30, 2012, and from RMB964.3 million as of December 31, 2011, primarily as a result of cash flow used in operating activities of RMB229.3 million (US$36.8 million) as described in more detail below.

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Cash Flow. Cash inflow from operating activities for the fourth quarter of 2012 was RMB47.5 million (US$7.6 million) compared to an inflow of RMB70.2 million for the same period for 2011.

For 2012, our net cash outflow from operating activities was RMB229.3 million (US$36.8 million) and was primarily attributable to an increase in trade receivables of RMB384.6 million (US$61.7 million), a decrease in trade payables of RMB51.1 million (US$8.2 million) and PRC tax paid of RMB41.0 million (US$6.6 million) which was partially offset by profit before tax of RMB231.2 million (US$37.1 million), and an add back of the non-cash expenses in the amount of RMB24.9 million (US$4.0 million), including depreciation of property, plant and equipment, amortization of intangible assets and expense recognized in respect of equity-settled share-based payments.

Business Highlights and Outlook

•	Expansion of sales and distribution network

■	There were 4,909 Xidelong retail selling locations as of December 31, 2012, a net increase of 65 locations compared with December 31, 2011. Our retail selling locations are operated either by our distributors or by authorized third party retailers.

•	Marketing initiatives and brand recognition

■	We use the “happy lifestyle” theme in our promotional activities and product offerings and continue to engage By2, a popular Taiwan-based musical group, as our product spokesperson. We will maintain these promotional initiatives as they have been effective in enhancing the "Xidelong" brand image.

■	The Company was selected as the official partner of the “Fitness for All” Sports Campaign for the third consecutive year, and continued to sponsor the “Fitness for All” program for 2012.

2013 Business Outlook

The Company expects economic conditions in 2013 to remain unfavorable and believes that consumer demand for sportswear products in China will remain generally weak. In light of this assessment, the Company will continue to carefully calibrate production levels to tailor to projected changes in consumer demand, which varies from time to time, while proactively working with its distributors and authorized third party retailers to maintain inventory at steady levels.

As a result of the foregoing, Exceed expects that net revenues in 2013 will be adversely affected by the sluggish economic conditions and industry-wide inventory level correction.

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Investor Conference Call / Webcast Details

The Company’s senior management will host a conference call on Thursday, March 28, 2013 at 6:00 am (US Pacific) / 9:00 am (US Eastern) / 9:00 pm (Beijing) to discuss the Company’s 2012 full year financial results and recent business activity. The conference call may be accessed by dialing:

	Toll Free	Toll
▶ United States	1 866 519 4004
▶ China	800 819 0121
▶ China (Mobile)	400 620 8038
▶ Hong Kong	800 930 346	852 2475 0994
▶ United Kingdom	0808 234 6646
▶ International		1 718 354 1231
Participant Passcode	“EDS”

Please dial in 10 minutes before the call is scheduled to begin.

A replay of the conference call may be accessed by phone at the following numbers until April 4, 2013:

	Toll Free	Toll
▶ United States/International	1 855 452 5696	1 646 254 3697
▶ China	10800 870 0205/ 10400 120 0932
▶ Hong Kong	852 3051 2780
▶ United Kingdom	0808 234 0072
Participant Passcode	60344567

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of Exceed's website at http://www.ir.xdlong.cn.

About Exceed Company Ltd.

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbols "EDS".

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Safe Harbor Statement

This announcement contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. A number of factors could cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to changes in our goals and strategies, our ability to control costs and expenses, success of our products, competition in the sportswear industry in China, and changes in PRC government preferential tax treatment and financial incentives. The forward-looking statements made in this announcement relate only to events or information as of the date on which this announcement is published. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date this announcement is published or to reflect the occurrence of unanticipated events.

Contacts:
Taylor Rafferty (HK): Candy Cheung +852 3196 3712 Exceed@Taylor-Rafferty.com	Taylor Rafferty (US): Mahmoud Siddig +1 (212) 889-4350 Exceed@Taylor-Rafferty.com

– FINANCIAL TABLES TO FOLLOW –

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EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31			Three months ended December 31
	2012	2012	2011	2012	2012	2011
	US$'000	RMB'000	RMB'000	US$'000	RMB'000	RMB'000
	(Audited)	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	382,581	2,383,516	3,288,561	59,989	373,738	729,940

Cost of sales	(274,121)	(1,707,801)	(2,296,298)	(43,627)	(271,801)	(514,257)

Gross profit	108,460	675,715	992,263	16,362	101,937	215,683

Other income and gains	2,555	15,917	14,791	621	3,866	3,844
Selling and distribution costs	(55,807)	(347,680)	(377,903)	(10,860)	(67,653)	(102,771)
Administrative expenses	(10,904)	(67,932)	(77,073)	(2,390)	(14,891)	(18,760)
Research and development expenses	(7,099)	(44,227)	(53,863)	(1,606)	(10,005)	(17,098)

OPERATING PROFIT	37,205	231,793	498,215	2,127	13,254	80,898

Finance costs	(102)	(638)	(856)	(40)	(252)	(97)
Gain/(loss) from change in fair value of
contingent share liability	-	-	38,645	-	-	(27,249)

PROFIT BEFORE TAX	37,103	231,155	536,004	2,087	13,002	53,552

Tax	(5,171)	(32,213)	(65,922)	(380)	(2,368)	(11,129)

PROFIT FOR THE YEAR/PERIOD	31,932	198,942	470,082	1,707	10,634	42,423

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EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED STATEMENTS OF FINANCIAL POSITION

				As of
	As of December 31			September 30
	2012	2012	2011	2012
	US$'000	RMB'000	RMB'000	RMB'000
	(Audited)	(Audited)	(Audited)	(Unaudited)

NON-CURRENT ASSETS
Property, plant and equipment	53,115	330,914	284,314	281,365
Prepaid land lease payments	4,350	27,103	27,851	27,290
Deposit paid for acquisition of land use rights	24,074	149,986	73,030	73,030
Total non-current assets	81,539	508,003	385,195	381,685

CURRENT ASSETS
Inventories	1,871	11,655	31,589	32,366
Trade receivables	174,080	1,084,535	699,891	1,145,583
Prepayments, deposits and other receivables	3,915	24,396	4,765	36,844
Cash and cash equivalents	102,275	637,184	964,317	693,744
Total current assets	282,141	1,757,770	1,700,562	1,908,537

CURRENT LIABILITIES
Trade and bills payables	1,417	8,831	59,941	45,514
Deposits received, other payables and accruals	9,900	61,681	52,304	78,598
Interest-bearing bank borrowings	4,815	30,000	-	10,000
Tax payable	378	2,357	11,098	5,258
Total current liabilities	16,510	102,869	123,343	139,370

NET CURRENT ASSETS	265,631	1,654,901	1,577,219	1,769,167

Net assets	347,170	2,162,904	1,962,414	2,150,852

STOCKHOLDER’S EQUITY
Share capital	4	23	20	23
Treasury shares	(2,552)	(15,898)	(11,549)	(15,898)
Retained profits	269,485	1,678,920	1,502,398	1,669,815
Reserves	80,233	499,859	471,545	496,912

Total equity	347,170	2,162,904	1,962,414	2,150,852

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EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS

	Year ended December 31			Three months ended December 31
	2012	2012	2011	2012	2012	2011
	US$'000	RMB'000	RMB'000	US$'000	RMB'000	RMB'000
	(Audited)	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)

Net cash inflow/(outflow) from operating activities	(36,809)	(229,319)	320,435	7,623	47,491	70,240
Net cash outflow from investing activities	(19,805)	(123,391)	(87,120)	(19,905)	(124,009)	(39,439)
Net cash inflow/(outflow) from financing activities	4,126	25,707	(29,079)	3,216	20,038	(26,138)
Effect of exchange rate changes	(21)	(130)	(2,717)	(13)	(80)	(2,959)

Net increase/(decrease) in cash and cash equivalents	(52,509)	(327,133)	201,519	(9,079)	(56,560)	1,704
Cash at beginning of the year/period	154,784	964,317	762,798	111,354	693,744	962,613
Cash at end of the year/period	102,275	637,184	964,317	102,275	637,184	964,317

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